QMMM HOLDINGS LIMITED

VIA EDGAR

June 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eddie Kim

Re:	QMMM Holdings Ltd. (CIK No. 0001971542)
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-287066)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), QMMM Holdings Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at, 9:00 a.m., Eastern Time on June 20, 2025, or as soon thereafter as practicable.

Very truly yours,

QMMM Holdings Ltd.

By:	/s/ Bun Kwai
Name:	Bun Kwai
Title:	Chief Executive Officer and Chairman of the Board of the Directors